SUB-ITEM 77D(E)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                           AIM TAX-EXEMPT FUNDS, INC.




           Effective as of February 4, 2000, each of the Funds of AIM Tax-Exempt Funds, Inc. may invest in other investment companies to the extent permitted by the 1940 Act, and rules and regulations thereunder, and if applicable, exemptive orders granted by the SEC. The following restrictions apply to investments in other investment companies other than Affiliated Money Market Funds: (i) a Fund may not purchase more than 3% of the total outstanding voting stock of another investment company;
      (ii) a Fund may not invest more than 5% of its total assets in securities issued by another investment company; and (iii) a Fund may not invest more than 10% of its total assets in securities issued by other investment companies other than Affiliated Money Market Funds. With respect to a Fund's purchase of shares of another investment company, including Affiliated Money Market Funds, the Fund will indirectly bear its proportionate share of the advisory fees and other operating expenses of such investment company.